09058427

SEC Mail Processing Section

FEB 27 2009

Washington, DC
110

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 04218 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 1/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Development Corporation for Israel

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

575 Lexington Avenue, 11th Floor
(No. and Street)

New York, (City) New York (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Neil Lieberman (212) 446-5847
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name – *if individual, state last, first, middle name*)

60 Broad Street (Address) New York (City) N.Y. (State) 10004 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Neil Lieberman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Development Corporation for Israel, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

TOBY GREENBERG
Notary Public, State of New York
No. 24-49_0821
Qualified in Kings County
Commission Expires April 29, 20 11

Notary Public

Signature

Chief Financial Officer
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL STATEMENTS AND REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

# DEVELOPMENT CORPORATION FOR ISRAEL

December 31, 2008 and 2007

## CONTENTS

GrantThornton

Audit • Tax • Advisory
**Grant Thornton LLP**
60 Broad Street, 24th Floor
New York, NY 10004-2306
T 212.422.1000
F 212.422.0144
www.GrantThornton.com

# REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors of
**Development Corporation for Israel**

We have audited the accompanying statements of financial condition of Development Corporation for Israel (the "Company") as of December 31, 2008 and 2007, and the related statements of operations, changes in stockholder's equity, changes in subordinated notes payable and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America as established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Development Corporation for Israel as of December 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

New York, New York
February 23, 2009

Development Corporation for Israel

# STATEMENTS OF FINANCIAL CONDITION

December 31,

| | 2008 | 2007 |
|---|---|---|
| **ASSETS** | | |
| Cash and cash equivalents | $12,068,304 | $12,612,795 |
| Investments | 49,058 | 150,174 |
| Furniture, equipment and leasehold improvements, at cost, less accumulated depreciation and amortization of $5,201,841 and $4,630,046, respectively | 1,436,684 | 1,826,304 |
| Deferred income taxes receivable | - | 58,000 |
| Other assets | 1,931,389 | 772,777 |
| | $15,485,435 | $15,420,050 |
| **LIABILITIES AND STOCKHOLDER'S EQUITY** | | |
| Liabilities | | |
| Accrued expenses payable | $ 3,457,281 | $ 3,559,078 |
| Other liabilities | 1,100,251 | 1,189,253 |
| Deferred income taxes payable | 119,000 | - |
| | 4,676,532 | 4,748,331 |
| Commitments (Note E) | | |
| Subordinated notes payable | 4,100,000 | 5,100,000 |
| Stockholder's equity | | |
| Capital stock, no par value; authorized, issued and outstanding, 200 shares | 100,000 | 100,000 |
| Additional paid-in capital | 1,400,000 | 1,400,000 |
| Retained earnings | 5,208,903 | 4,071,719 |
| Total stockholder's equity | 6,708,903 | 5,571,719 |
| | $15,485,435 | $15,420,050 |

*The accompanying notes are an integral part of these statements.*

Development Corporation for Israel

## STATEMENTS OF OPERATIONS

Year ended December 31,

| | 2008 | 2007 |
|---|---|---|
| Revenue | | |
| Selling concessions from underwriting | **$23,766,504** | $25,104,249 |
| Management fees from underwriting | **6,383,496** | 5,168,379 |
| Interest and other investment income | **284,005** | 656,594 |
| | **30,434,005** | 30,929,222 |
| Expenses | | |
| Employee compensation and benefits | **20,264,315** | 19,375,906 |
| Campaign expenses | **3,004,673** | 2,724,238 |
| Occupancy and equipment | **3,460,006** | 3,850,397 |
| Professional services | **645,523** | 715,183 |
| Telecommunications | **618,984** | 730,725 |
| Other expenses | **756,993** | 908,540 |
| | **28,750,494** | 28,304,989 |
| Income before provision for income taxes | **1,683,511** | 2,624,233 |
| Provision (benefit) for income taxes | | |
| Current income taxes | **369,327** | 1,388,596 |
| Deferred income taxes | **177,000** | (76,000) |
| | **546,327** | 1,312,596 |
| NET INCOME | **$ 1,137,184** | $ 1,311,637 |

*The accompanying notes are an integral part of these statements.*

Development Corporation for Israel

## STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

Years ended December 31, 2008 and 2007

| | Capital stock and additional paid-in capital | Retained earnings | Total |
|---|---|---|---|
| Balance, January 1, 2007 | $1,500,000 | $2,760,082 | $4,260,082 |
| Net income | - | 1,311,637 | 1,311,637 |
| Balance, December 31, 2007 | 1,500,000 | 4,071,719 | 5,571,719 |
| Net income | - | 1,137,184 | 1,137,184 |
| **Balance, December 31, 2008** | **$1,500,000** | **$5,208,903** | **$6,708,903** |

*The accompanying notes are an integral part of this statement.*

Development Corporation for Israel

## STATEMENT OF CHANGES IN SUBORDINATED NOTES PAYABLE

Years ended December 31, 2008 and 2007

| | |
|---|---|
| Balance, January 1, 2007 | $ 5,100,000 |
| Increase in subordinated notes payable | - |
| Balance, December 31, 2007 | 5,100,000 |
| Decrease in subordinated notes payable | (1,000,000) |
| **Balance, December 31, 2008** | **$ 4,100,000** |

*The accompanying notes are an integral part of this statement.*

Development Corporation for Israel

## STATEMENTS OF CASH FLOWS

Year ended December 31,

| | 2008 | 2007 |
|---|---|---|
| Cash flows from operating activities | | |
| Net income | **$ 1,137,184** | $ 1,311,637 |
| Adjustments to reconcile net income to net cash provided by operating activities | | |
| Deferred income taxes | **177,000** | (76,000) |
| Depreciation and amortization | **575,542** | 651,473 |
| Net changes in operating assets and liabilities | | |
| (Increase) decrease in operating assets | | |
| Securities owned | **101,116** | 26,105 |
| Other assets | **(1,158,612)** | 136,795 |
| Increase (decrease) in operating liabilities | | |
| Accrued expenses payable | **(101,797)** | (467,508) |
| Other liabilities | **(89,002)** | 326,552 |
| Net cash provided by operating activities | **641,431** | 1,909,054 |
| Cash flows from investing activities | | |
| Net cost of acquisition of furniture, equipment and leasehold improvements | **(185,922)** | (537,055) |
| Cash flows from financing activities | | |
| Decrease in subordinated notes payable | **(1,000,000)** | - |
| Net (decrease) increase in cash and cash equivalents | **(544,491)** | 1,371,999 |
| Cash and cash equivalents, beginning of year | **12,612,795** | 11,240,796 |
| Cash and cash equivalents, end of year | **$12,068,304** | $12,612,795 |
| Supplemental disclosures of cash flow information: | | |
| Cash paid during the year for | | |
| Interest | **$ 184,161** | $ 144,995 |
| Income and franchise taxes | **$ 1,019,007** | $ 2,619,693 |

*The accompanying notes are an integral part of these statements.*

Development Corporation for Israel

## NOTES TO FINANCIAL STATEMENTS

December 31, 2008 and 2007

### NOTE A - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Development Corporation for Israel (the "Company") is a registered broker-dealer that serves as underwriter in the United States of America for the sale of State of Israel Bonds (the "Bonds") on a best-efforts basis. The Company's revenue is contingent on its continuation as underwriter and marketer for the Bonds pursuant to various underwriting agreements, which provide for a selling concession and management fee to be earned on all Bonds sold.

The Company is wholly owned by American Society for Resettlement and Rehabilitation in Israel, Inc. (the "Parent"), a corporation organized under the laws of the state of New York. There were no transactions during the reporting period between the Company and its Parent.

1. *Selling Concessions*

The Company earns selling concessions from the State of Israel on the sale of the Bonds. Such income is recognized at the time of acceptance of the subscriptions for the Bonds.

2. *Campaign Expenses*

Campaign expenses, which are recorded as incurred, include costs of advertising, public relations, campaign functions/events, conducting delegations, awards and campaign-related travel. Certain of these expenses have been offset by cover charges paid by participants who attend campaign functions in the amounts of $2,227,354 and $2,359,029 for 2008 and 2007, respectively.

3. *Foreign Currency*

Transactions denominated in foreign currency are translated into U.S. dollars based on exchange rates in effect at the dates of the transactions. Resulting gains and losses are reflected in the results of operations.

4. *Furniture, Equipment and Leasehold Improvements*

Depreciation and amortization are provided for using the straight-line method of depreciation/ amortization for all capitalized assets in amounts sufficient to relate the cost of capitalized assets to operations over their estimated service lives.

**NOTE A (continued)**

5. *Securities Transactions*

Transactions in securities owned are recorded on a trade-date basis. Realized and unrealized gains and losses are reflected in income.

6. *Fair Value of Financial Instruments*

Effective January 1, 2008, the company adopted the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 157, "Fair Value Measurements," which is effective for financial statements issued for fiscal years beginning after November 15, 2007. SFAS No. 157 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. SFAS No. 157 does not expand the use of fair value, but rather provides clarification on acceptable fair value methods and applications.

The three levels of the fair value hierarchy under SFAS No. 157 are described below:

Level I - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical unrestricted assets or liabilities (examples include active exchange-traded equity securities, listed derivatives and most U.S. government and agency securities).

Level II - Quoted prices in markets that are not active or financial instruments for which all significant inputs are observable, either directly or indirectly, and fair value is typically determined through the use of models or other valuation methodologies (examples include restricted stock, corporate or municipal bonds, which trade infrequently and interest rate and currency swaps).

Level III - Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable and for which there is little, if any, market activity for the investment. The inputs into the determination of fair value require significant management judgment or estimation (examples include private equity investments, complex derivatives and certain foreign exchange options).

**NOTE A (continued)**

7. *Other Liabilities*

Other liabilities primarily include the unamortized balance of a deferred alteration allowance on the New York leased premises paid for by the landlord and deferred rent on the New York and Chicago leased premises resulting from the provision of free rent, pursuant to the lease agreement, which is being amortized over the remaining life of the lease obligations.

8. *Cash and Cash Equivalents*

Included in cash and cash equivalents are investments in money market accounts which are readily convertible to cash.

9. *Use of Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

10. *Recent Accounting Pronouncements*

In July 2006, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 prescribes the minimum recognition threshold a tax position must meet in connection with accounting for uncertainties in income tax positions taken or expected to be taken by an entity before being measured and recognized in the financial statements.

On October 15, 2008, the FASB voted to defer the effective date of FIN 48 for eligible nonpublic enterprises and to require those enterprises to adopt FIN 48 for annual periods beginning after December 15, 2008. Management is currently evaluating the impact the adoption of FIN 48 will have on the Company's financial statement disclosures.

## NOTE B - INVESTMENTS

As required by SFAS 157, investments are classified within the level of the lowest significant input considered in determining fair value. The table below sets forth information about the level within the fair value hierarchy at which the Company's investments are measured at December 31, 2008:

| | December 31, 2008 | Level I | Level II | Level III |
|---|---|---|---|---|
| **Equity securities** | **$48,740** | **$48,537** | **$203** | **$ -** |
| **Corporate securities** | **318** | **-** | **318** | **-** |
| **Total** | **$49,058** | **$48,537** | **$521** | **$ -** |

For comparison purposes, we have also disclosed the Company's investments measured at December 31, 2007:

| | December 31, 2007 | Level I | Level II | Level III |
|---|---|---|---|---|
| Equity securities | $149,473 | $149,237 | $236 | $ - |
| Corporate securities | 701 | - | 701 | - |
| | $150,174 | $149,237 | $937 | $ - |

For the years ended December 31, 2008 and 2007, the Company realized gains of $0 and $23,896, respectively, and experienced a change in net unrealized depreciation of securities owned of $101,116 and $3,005, respectively, which amounts have been included in the statements of operations as components of "Interest and other investment income."

## NOTE C - SUBORDINATED NOTES PAYABLE

For the years ended December 31, 2008 and 2007, notes in the amount of $4,100,000 and $5,100,000, respectively, are subordinated to the claims of general creditors under two separate subordinated loan agreements for equity capital with the State of Israel, the first in the amount of $4,100,000 and a second in the amount of $1,000,000. Pursuant to an amendment effective December 31, 2008, the $4,100,000 note matures on December 31, 2011. The $1,000,000 note, effective December 4, 2006, was repaid on December 31, 2008, one year prior to its maturity. Interest is calculated at the six-month average negotiable certificate of deposit rate, plus 25 basis points.

Pursuant to an agreement approved by the Financial Industry Regulatory Authority ("FINRA") the subordinated borrowing is included in the computation of net capital under the Securities and Exchange Commission's Uniform Net Capital Rule. To the extent that such borrowing is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid.

Interest on the subordinated note payable is determined based on a floating market rate and, accordingly, its carrying value approximates fair value. For the years ended December 31, 2008 and 2007, interest expense, which amounted to $184,161 and $285,370, respectively, has been included in "Other expenses" in the accompanying statements of operations.

## NOTE D - LITIGATION

In the ordinary course of business the Company is subject to litigation. Various lawsuits, claims and proceedings of a nature normal to its business are pending against the Company. Such matters relate to labor grievances and arbitration under a collective bargaining agreement between the union and the Company. The Company, after consultation with legal counsel, believes that any such allegations are without merit and that the outcome of these lawsuits will not have a material adverse effect on its earnings, cash flow or financial position.

## NOTE E - COMMITMENTS

The Company leases sales and administrative offices under long-term lease agreements which include scheduled increases in minimum rents. We recognize these scheduled rent increases on a straight-line basis over the initial lease term. The remaining terms of these leases range from one to seven years. Minimum rental payments under noncancelable leases are approximately:

| Year | Amount |
|---|---|
| 2009 | $ 2,100,305 |
| 2010 | 1,940,973 |
| 2011 | 1,682,394 |
| 2012 | 1,477,223 |
| 2013 | 1,312,333 |
| 2014 | 1,310,731 |
| 2015 | 663,303 |
| | $10,487,262 |

For the year ended December 31, 2008, rent expense was approximately $2,385,000 which includes approximately $2,154,000 of base rent. For the year ended December 31, 2007, rent expense was approximately $2,566,000 which includes approximately $2,422,000 of base rent.

## NOTE F - FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Furniture, equipment and leasehold improvements consist of the following at December 31:

| | Useful life (in years) | 2008 | 2007 |
|---|---|---|---|
| Computer equipment and software | 3 | **$ 4,498,970** | $ 4,434,508 |
| Furniture and fixtures | 5 | **531,403** | 419,371 |
| Leasehold improvements | 12 | **1,608,152** | 1,602,471 |
| | | **6,638,525** | 6,456,350 |
| Less accumulated depreciation and amortization | | **(5,201,841)** | (4,630,046) |
| | | **$ 1,436,684** | $ 1,826,304 |

An allowance for alteration of the New York office leased premises amounting to $1,000,000, paid for by the landlord pursuant to the lease agreement, has been capitalized and included on the statements of financial condition in "Leasehold improvements." Such leasehold improvements are being amortized over the life of the lease. At December 31, 2008 and 2007, a corresponding deferred liability in the amount of $537,931 and $620,690, respectively, net of amortization, is included on the statements of financial condition in "Other liabilities."

## NOTE G - RELATED PARTIES

Pursuant to various underwriting agreements, the State of Israel pays the Company for its underwriting activities on their behalf. The amounts earned which exceed a predetermined selling concession are recognized in revenue as "Management fees from underwriting."

Pursuant to an agreement between the State of Israel and the Company, the State of Israel provided the Company with funding of approximately $122,628 for certain of its capital expenditures for the year ended December 31, 2007. No expenditures were incurred for the year ended December 31, 2008. At December 31, 2008 and 2007, $89,595 and $292,863, respectively, were reflected as receivables and are included on the statements of financial condition in "Other assets."

## NOTE H - EMPLOYER RETIREMENT PLAN

*401(k) Savings Plan*

All eligible employees are entitled to contribute, on a pretax basis, from 1% to 30% of their annual eligible compensation, up to the Internal Revenue Service limit of $15,500 for each of the years ended December 31, 2008 and 2007, to the 401(k) Savings Plan (the "Plan"). Participants that are at least 50 years old may elect to contribute, on a pretax basis, an additional percentage of their annual eligible compensation, up to the Internal Revenue Service limit of $5,000 for each of the years ended December 31, 2008 and 2007. The Company matches the contributions of those employees who are participating in the Plan dollar for dollar up to 3% of annual eligible compensation of employees that have elected to contribute at least 1% of their annual eligible compensation to the Plan. In addition, the Company has agreed to make a nonelective contribution equal to 4% of annual eligible compensation. The Company contributed $432,378 and $403,096 in total matching contributions during the years ended December 31, 2008 and 2007, respectively. The Company contributed $591,846 and $552,892 in total nonelective contributions during the years ended December 31, 2008 and 2007, respectively. Amounts for matching contributions and nonelective contributions are included as a component of "Employee compensation and benefits" in the accompanying statements of operations.

## NOTE I - NET CAPITAL

Pursuant to the net capital provisions of rule 15c3-1 of the Securities and Exchange Commission's ("SEC") Uniform Net Capital Rule, the Company is required to maintain minimum net capital. The Company has elected to use the alternative method, permitted by rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions. At December 31, 2008, the Company had net capital of $7,357,681, which exceeded net capital requirements of $250,000 by $7,107,681. At December 31, 2007, the Company had net capital of $7,749,177, which exceeded net capital requirements of $250,000 by $7,499,177.

In the normal course of its operations, the Company receives checks from investors payable to the State of Israel to purchase the Bonds. The Company transmits the checks received to the State of Israel's fiscal agent. Accordingly, the Company is subject to the computation for reserve requirements for broker-dealers under rule 15c3-3. At December 31, 2008 and 2007, the Company did not have any credits or debits under the reserve requirement computation. The Company established a reserve bank account under rule 15c3-3 in which a $1,000 balance is maintained.

## NOTE J - CONCENTRATION OF CREDIT RISK

The Company maintains cash balances with several financial institutions. Certain account balances may not be covered by the FDIC, while other accounts, at times, may exceed federally insured limits. The Company believes that risk from concentration of cash balances with such financial institutions is not significant.

## NOTE K - INCOME TAXES

The total provision for income taxes for the years ended December 31 consisted of the following:

| | 2008 | 2007 |
|---|---|---|
| Current federal income taxes | **$274,075** | $1,085,618 |
| Current state and local income and franchise taxes | **95,252** | 302,978 |
| Current provision for income taxes | **369,327** | 1,388,596 |
| Deferred federal income taxes | **137,000** | (59,000) |
| Deferred state and local income and franchise taxes | **40,000** | (17,000) |
| Deferred provision (benefit) for income taxes | **177,000** | (76,000) |
| Total provision (benefit) for income taxes | **$546,327** | $1,312,596 |

Deferred income taxes reflect the impact of temporary differences between the amounts of assets and liabilities recorded for financial reporting purposes and such amounts as measured in accordance with tax laws. The items which comprise deferred income taxes as of December 31 were as follows:

| Deferred tax assets (liabilities) | 2008 | 2007 |
|---|---|---|
| Accrued expenses | **$ 215,000** | $ 196,000 |
| Depreciation | **80,000** | 26,000 |
| Prepaid expenses | **(385,000)** | (97,000) |
| Other | **(29,000)** | (67,000) |
| Deferred income taxes receivable (payable) | **$(119,000)** | $ 58,000 |

Development Corporation for Israel

## NOTES TO FINANCIAL STATEMENTS (continued)

December 31, 2008 and 2007

### NOTE K (continued)

The following represents the changes in deferred income taxes for the years ended December 31:

| | 2008 | 2007 |
|---|---|---|
| Deferred income taxes receivable (payable), beginning of year | $ 58,000 | $(18,000) |
| (Provision) benefit for deferred income taxes | (177,000) | 76,000 |
| Deferred income taxes receivable (payable), end of year | $(119,000) | $ 58,000 |

The following is a reconciliation of the overall effective income tax rate for financial reporting purposes to the federal statutory tax rate of 35% for the years ended December 31:

| | 2008 | 2007 |
|---|---|---|
| Income (loss) before income taxes | $1,683,511 | $2,624,233 |
| Statutory federal income tax rate | 35% | 35% |
| Income tax at the federal statutory tax rate | 589,229 | 918,482 |
| State and local taxes, net of federal tax benefit | 84,175 | 131,211 |
| Other, net | (127,077) | 262,903 |
| Provision (benefit) for income taxes | $ 546,327 | $1,312,596 |

# INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

## DEVELOPMENT CORPORATION FOR ISRAEL

December 31, 2008

Grant Thornton

Audit • Tax • Advisory
**Grant Thornton LLP**
60 Broad Street, 24th Floor
New York, NY 10004-2306
T 212.422.1000
F 212.422.0144
www.GrantThornton.com

## INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors of
**Development Corporation for Israel**

In planning and performing our audit of the financial statements of Development Corporation for Israel (the "Company"), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate debits and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e).

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates

and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the Company's financial reporting.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

New York, New York
February 23, 2009